UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Imperial Petroleum Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

Y3894J187

(CUSIP Number)

October 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.Y3894J187

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Arethusa Properties LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,083,686(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,083,686(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,686 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	All reported shares are held by Arethusa Properties Ltd. On December 5, 2023, all of the outstanding equity interests in Arethusa Properties LTD. were transferred by Theano Vafias to Harry N. Vafias.

CUSIP No.Y3894J187

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Theano Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	On December 5, 2023, all of the outstanding equity interests in Arethusa Properties LTD. were transferred by Theano Vafias to Harry N. Vafias.

Item 1.	(a) Name of Issuer

Imperial Petroleum Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

Item 2.	(a) Name of Person Filing

This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) Arethusa Properties LTD., a British Virgin Islands company, and (ii) Theano Vafias, an individual of Greek citizenship (sometimes collectively referred to as the “Reporting Persons”).

(b)	Adress of Principal Business Office or, if none, Residence

Arethusa Properties LTD.:

Kingston Chambers,

P.O. BOX 173, Road Town,

Tortola, BRITISH VIRGIN ISLANDS

Theano Vafias:

Menandrou Street, 12, Flat 502

1066 Nicosia, Cyprus

(c)	Citizenship

See Item 2(a) above.

(d)	Title of Class of Securities

Common stock, no par value (“common stock”).

(e)	CUSIP Number

Y3894J187

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)     ☐     Broker or dealer registered under section 15 of the Exchange Act.

(b)     ☐     Bank as defined in section 3(a)(6) of the Exchange Act.

(c)     ☐     Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)     ☐     Investment company registered under section 8 of the Investment Company Act.

(e)     ☐     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)     ☐     An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)     ☐     A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)     ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)     ☐     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)     ☐     A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)     ☐     Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

On December 5, 2023, all of the outstanding equity interests in Arethusa Properties LTD. were transferred by Theano Vafias to Harry N. Vafias. Arethusa Properties LTD now jointly reports its beneficial ownership of the common stock of the Issuer with Harry N. Vafias, and Flawless Management Inc., on Schedule 13D.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 11, 2023

ARETHUSA PROPERTIES LTD

/s/ Harry N. Vafias
Harry N. Vafias President

/s/ Theano Vafias
Theano Vafias

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 11th day of December, 2023, between Arethusa Properties Ltd, a British Virgin Islands, and Theano Vafias (collectively, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.	Schedule 13G with respect to the common stock, par value $0.01, of Imperial Petroleum Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

3.

Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first written above.

ARETHUSA PROPERTIES LTD

/s/ Harry N. Vafias
Harry N. Vafias President

/s/ Theano Vafias
Theano Vafias